

SEC MAIL PROCESSING
RECEIVED
MAR - 1 2012
WASH. D.C. SECTION
196

SECU[...]MISSION

12060325

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

CM

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SEC FILE NUMBER
8-43249

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FIELDSTONE SERVICES CORP.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1177 AVENUE OF THE AMERICAS
(No. and Street)

NEW YORK	**NY**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROSEMARY BURNS **(212) 425-7990**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **MANFRED ERNST**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **FIELDSTONE SERVICES CORP.**, as of **DECEMBER 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York)
)ss:
County of New York)

Sworn to before me
this 13th day of February 2012

Notary Public

Signature

MANAGING DIRECTOR
Title

DIANE M. DEAGAN
Notary Public, State of New York
No. 02DE6211534
Qualified in New York County
Commission Expires September 21, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

FIELDSTONE SERVICES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF
FIELDSTONE PRIVATE CAPITAL GROUP, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

FIELDSTONE SERVICES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF FIELDSTONE PRIVATE CAPITAL GROUP, INC.)
DECEMBER 31, 2011

TABLE OF CONTENTS


CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Fieldstone Services Corporation

We have audited the accompanying statement of financial condition of Fieldstone Services Corporation (the "Company") as of December 31, 2011 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fieldstone Services Corporation as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 27, 2012

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

FIELDSTONE SERVICES CORPORATION
(A WHOLLY OWNED SUBSIDIARY OF FIELDSTONE PRIVATE CAPITAL GROUP, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 451,892
Receivables from and deposit with clearing broker	144,500
Other assets	53,999
Furniture and equipment, less accumulated depreciation of $5,185	2,868
TOTAL ASSETS	$ 653,259

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 120,061
Contingencies (Note 9)	
Shareholder's equity:	
Common stock - $.01 par value; 3,000 shares authorized, 100 shares issued and outstanding	1
Additional paid-in capital	395,199
Retained earnings	2,915,270
Shareholder's equity before receivable from Parent	3,310,470
Less: receivable from Parent	(2,777,272)
Total shareholder's equity	533,198
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 653,259

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Fieldstone Services Corporation (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides advisory services to clients with respect to corporate restructurings, recapitalization and leveraged buyouts, and other similar financings. Additionally, the Company engages in the sale of equities and corporate bonds on an agency basis to U.S. institutional customers.

The Company is a wholly owned subsidiary of Fieldstone Private Capital Group, Inc. (the "Parent").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers its investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents. As of December 31, 2011, cash equivalents consisted of $200,000 in certificates of deposit sponsored by a major New York financial institution.

Revenue Recognition

The Company's revenue from its investment banking and other related business services is based on established agreements between the Company and its customers. Revenues that are transactional based are recorded at the time that a Company advised transaction is completed, fees are determinable, and collection is reasonably assured. Other revenues are generally recorded in accordance with the terms of the related arrangements.

Use of estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities transactions

The Company records securities transactions executed for its customers and related commissions and expenses on a settlement-date basis. The revenue and expenses from such transactions would not be materially different if reported on a trade-date basis. Principal transactions of both equity and fixed-income securities made on behalf of customers are reflected on a trade-date basis.

Uncertain tax positions

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its statement of financial condition.

NOTE 3. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company conducts business with its clearing broker on an agency basis on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

The Company's cash and securities that are held in accounts at its clearing broker are subject to the credit risk of the clearing broker. The Company also maintains its cash in bank accounts in amounts that, at times, may exceed the federally insured limit, which was $250,000 at December 31, 2011.

NOTE 4. RECEIVABLES FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization represents net cash held by the clearing organization for commissions generated in the year ended December 31, 2011, money market funds, and the deposit with the clearing organization. As required by the clearing agreement, the Company maintains a deposit with the clearing broker of $100,000, which is included in "Receivables from and deposit with clearing broker" in the statement of financial condition at December 31, 2011.

NOTE 5. INCOME TAXES

The Company reports its income taxes as part of a consolidated tax return filed by its Parent. Federal, state and local income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates.

With few exceptions, the Parent and the Company are no longer subject to federal, state or local tax examination by taxing authorities for years before 2008.

NOTE 6. SALES AND TRADING AGREEMENT

In 2011, the Company terminated the sales and trading agreement (the "STA") with the group of securities traders that was to end in February 2015. The group of traders and the Company agreed to release each other from the STA under the terms of a settlement agreement (the "Settlement"). Under the Settlement, two of the traders received payments consisting of compensation through the date of termination and an amount to release the traders from all future obligations associated with the Company. As of December 31, 2011, no further payments are required by the Company.

NOTE 7. RELATED-PARTY TRANSACTIONS

Pursuant to an administrative service agreement (as amended) with the Parent, the Parent provides the services of certain of its employees and other overhead services to the Company.

As part of the administrative service agreement with the Parent, the Company advances funds to or has additional expenses allocated from its Parent, as required by operating activities, including the Company's share of the provision for income taxes. During 2011, the net advances to and net expenses allocated from the Parent amounted to $2,128,400 and $301,452, respectively. At December 31, 2011 net amount due from the Parent was $2,777,272. The advance is non-interest bearing and has no specific repayment terms.

NOTE 8. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the maintenance of minimum net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2011, the Company had regulatory net capital of approximately $472,000, which exceeded its minimum requirement of $100,000. The Company's percentage of regulatory aggregate indebtedness to net capital was 25% at December 31, 2011.

NOTE 9. CONTINGENCIES

In the normal course of business, the Company may be a party to litigation and regulatory matters. As of December 31, 2011, the Company was not involved in any significant regulatory issues or litigation.



CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

February 27, 2012

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Broker-Dealer: Fieldstone Services
SEC File Number: 8-43249
CRD Number: 27851

Gentlemen:

Enclosed please find two sets of the financial statements for the above referenced broker-dealer. The financial statements are as of December 31, 2011 and for the year then ended. Please note that with the exception of the separately bound statement of financial condition all of the enclosed information is confidential pursuant to SEC Rule 17a-5(e)(3).

Respectfully submitted,

Robert J. Kaufmann
Partner

cc: Securities and Exchange Commission, New York, NY

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004 CITRINCOOPERMAN.COM

AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS